June 14, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attn:   Jennifer Monick
           John Coleman
           Craig Arakawa
Re:     Royal Gold, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Form 10-K/A for the Fiscal Year Ended December 31, 2023
           Response dated May 14, 2024
           File No. 001-13357
Ladies and Gentlemen:
This letter sets forth the responses of Royal Gold, Inc. (the “Company” or “Royal Gold”) to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) in its comment letter dated May 22, 2024 with respect to the above-referenced Form 10-K, Form 10-K/A and response letter. For your convenience, the Staff’s comments are set forth in bold and italics below, followed by the Company’s responses.
Form 10-K/A for the Fiscal Year Ended December 31, 2023
Item 2. Properties, page 4
1.       We note your response to comment 1 and we reissue the comment. After considering your response we continue to believe that the accommodations under Item 1303(a)(3) and 1304(a)(2) of Regulation S-K for royalty and streaming companies permit the omission of information, including mineral resources and mineral reserves, however the accommodations do not permit the substitution of mineral resources and mineral reserve prepared under other mineral reporting regimes. Please revise to remove resources and reserves from your filing that are not S-K 1300 compliant.
Company Response:
We acknowledge the Staff’s comment and we will amend our Form 10-K to remove non-SK 1300 mineral resources and mineral reserves from our disclosures pursuant to Items 1303 and 1304 of Regulation S-K.

Securities and Exchange Commission
June 14, 2024

In the amendment, we intend to include supplemental disclosure of resources and reserves prepared under mineral reporting regimes other than SK 1300. We will clearly identify such resources and reserves as not having been prepared in accordance with SK 1300, and we will include such supplemental disclosure under separate headings and in separate tables from the disclosure of SK 1300 compliant resources and reserves.
We believe such supplemental disclosure is consistent with the accommodations under Items 1303(a)(3) and 1304(a)(2) of Regulation S-K. Items 1303 and 1304 of Regulation S-K require registrants to disclose specified information regarding their mining operations, but neither Items 1303 and 1304 nor the accommodations in Items 1303(a)(3) and 1304(a)(2) prohibit registrants from voluntarily disclosing additional information about their mining operations. Reading such a prohibition into Items 1303 and 1304 would in fact deprive investors of material and reliable information, in direct conflict with the Commission’s stated “belief that investors in royalty and other similar companies need information about the material mining properties that generate the payments to the registrant, including mineral reserves and production, to be able to assess the amounts, soundness, and sustainability of future payments”1 (emphasis added). Such a prohibition would also undermine the accommodations in Items 1303(a)(3) and 1304(a)(2) of Regulation S-K by forcing royalty and streaming companies to offer operators sufficient consideration – at any cost, even beyond the reasonableness standard in Items 1303(a)(3) and 1304(a)(2), and assuming every operator would be willing to agree to such terms – to disclose SK 1300 compliant resources and reserves, other than in the case of immaterial resources and reserves.
We also believe that our disclosure under Items 1303 and 1304 of Regulation S-K will be misleading unless we include such supplemental disclosure. Many investors reviewing our Form 10-K will assume that we disclose all resources and reserves over which we hold royalty or streaming interests because Items 1303 and 1304 require such disclosure and our competitors disclose all resources and reserves over which they have an interest under relevant reporting regimes. Disclosure of only SK 1300 compliant resources and reserves on its face would appear to represent all resources and reserves over which we have an interest. Even if we were to add disclaimers warning investors to review our website for a complete list of the resources and reserves over which we hold royalty or streaming interests, we anticipate that many investors (particularly retail investors, who have recently shown increased interest in gold sector investments) will overlook such disclaimers while reviewing the resources and reserves tables in our Form 10-K. An investor evaluating our business based solely on our Form 10-K disclosure would thus underestimate our net asset value compared to an evaluation based on full and complete information about the resources and reserves over which we hold royalty or streaming interests, leading such an investor to purchase or sell our securities based on materially incomplete information.
The Staff previously prohibited U.S. registrants from disclosing the metals contained in measured and indicated resources under Guide 7, which placed U.S. registrants at a disadvantage because of the wide acceptance and use in the investment community of contained metals in measured and indicated resources. At least under Guide 7, U.S. registrants were permitted to disclose tonnes and grade of measured and indicated resources, giving investors important information about the resources, and investors could calculate contained metals based on the Guide 7 disclosure. Investors were not presented with a small subset of a registrant’s measured and indicated resources that could easily be confused for a full and complete account of all measured and indicated resources. Without the supplemental disclosure
1 Modernization of Property Disclosure for Mining Registrants, 83 Fed. Reg. 66,344, 66,352 (December 26, 2018).

Securities and Exchange Commission
June 14, 2024

outlined above, SK 1300 would deprive investors of material and reliable information even beyond the prohibitions under Guide 7, and the gap between U.S. registrants and non-U.S. registrants would be even wider than under Guide 7, directly contrary to the Commission’s goals for SK 1300.
2.        Additionally please provide additional context with respect to your ability to prepare a technical report summary for a material property. For example, in response to comment 1, you maintain that royalty and streaming companies typically do not have access to mining properties and cannot produce their own S-K 1300 compliant mineral resource and mineral reserve estimates. However, Exhibit 10.47 to your Form 10-K for the Fiscal Year Ended June 30, 2019 filed August 8, 2019 includes language on page 31 that appears to permit access to the property for the purpose of preparing a technical report.
The language states, “Upon no less than ten Business Days’ notice to the Seller, and subject at all times to the workplace rules and supervision of the Owner, and provided any rights of access do not interfere with any exploration, development, mining or processing work conducted at the Project, the Seller shall grant, or cause to be granted, to the Purchaser and its representatives and agents, at mutually agreeable times during normal business hours and at the Purchaser’s sole risk and expense, the right to access the Project to monitor the Seller’s compliance with the terms and conditions of this Agreement, to receive information reasonably required to assist the Purchaser’s general understanding of the operations of the Project and to prepare on behalf of the Purchaser or any of its Affiliates any technical report in accordance with NI 43-101 and as otherwise required by Applicable Laws. The Purchaser shall be responsible for injuries to, or damages suffered by, the Purchaser and its representatives or agents while visiting the Project unless such injuries and damages are caused by the negligence or willful misconduct of a Seller Group Entity or its Affiliates or representatives.”
In your response please tell us if your other agreements for material properties have similar terms.
Company Response:
We entered into the precious metals purchase and sale agreement cited in the Staff’s comment (the “Pueblo Viejo Streaming Agreement”) in August 2015. The Pueblo Viejo Streaming Agreement relates to Barrick Gold Corporation’s 60% interest in the Pueblo Viejo mine and predates the Commission’s initial proposal relating to SK 1300, which was released in June 2016. Preparation of reserve and resource estimates and technical report summaries under a separate U.S. regime was not contemplated at that time.
Citing the provision noted in the Staff’s comment, we have made requests to Barrick to prepare a technical report summary under SK 1300 on our behalf or, alternatively, permit us access and information sufficient for us to prepare our own technical report summary for our interest at Pueblo Viejo. Barrick has refused our requests. Following Barrick’s refusals, we have considered our alternatives, but we have substantial doubt about the scope of our rights under the provision cited in the Staff’s comment in light of the changed circumstances resulting from the adoption of SK 1300 subsequent to our entry into the Pueblo Viejo Streaming Agreement.

Securities and Exchange Commission
June 14, 2024

In addition, Newmont Corporation has prepared and filed a technical report summary under SK 1300 in connection with its 40% interest in the Pueblo Viejo mine, and we refer to Newmont’s technical report summary for Pueblo Viejo in accordance with Item 1302(b)(3)(i) of Regulation S-K, eliminating the need for Barrick to prepare a technical report summary for us or provide us access and information sufficient to prepare our own technical report summary for Pueblo Viejo. Should Newmont discontinue this practice, we would have no SK 1300 compliant technical report summary to cite.
Our Ability to Prepare Technical Report Summaries or Compel Operators to Prepare Technical Report Summaries
As discussed under “Overview of Our Business Model and Information Rights” in our initial response letter, in anticipation of and following the adoption of SK 1300, we have sought and operators have refused all contractual provisions that would obligate them to prepare technical report summaries for us under SK 1300 or provide us the access and information sufficient to prepare our own technical report summaries under SK 1300.
We are aware of a history of Canadian operators agreeing to prepare technical reports under NI 43-101 for the benefit of royalty and streaming companies, including in some of our own streaming agreements, but we do not believe that such provisions would require the operators to prepare technical report summaries under SK 1300 or provide the royalty and streaming companies the access and information sufficient to prepare their own technical report summaries under SK 1300, particularly when such agreements predate the adoption of SK 1300.
As previously noted, while we lack contractual rights, we have requested all operators of our material properties who do not themselves prepare SK 1300 compliant technical report summaries, to prepare compliant technical report summaries for us or provide us with the access and information sufficient to prepare our own technical report summaries, and those requests have been denied.
We continue to pursue sufficient rights in negotiations for new royalties and streams and in the context of amendments to existing interests, and are hopeful that operators will eventually agree to such contractual provisions after SK 1300 becomes better known in the mining community but there can be no assurance we will obtain such rights. The request for such rights would be a competitive factor in all bidding processes and could render us less competitive when compared to our competitors.
Review of Other Agreements Relating to Our Material Properties
Following the adoption of SK 1300, we analyzed our rights under the agreements relating to our royalty and streaming interests, and the provision cited from the Pueblo Viejo Streaming Agreement is unique among the agreements relating to our material properties. As noted above, some of our streaming agreements require operators to prepare technical reports under NI 43-101, but none of the agreements for our material properties contains the broader language found in the Pueblo Viejo Streaming Agreement.

Securities and Exchange Commission
June 14, 2024

3.       We note your response to comment 2. Please provide a draft of your proposed future disclosure.
Company Response:
Set forth below is our proposed disclosure, which will appear in the final paragraph appearing on page 4 of the Form 10-K/A (additional language underlined). We will include the additional language in the amendment contemplated in our response to comment 1.
“Internal controls for determining and reporting the mineral resources and mineral reserves disclosed in Item 2 are the internal controls specific to the individual projects and are maintained by the operators. We have in place procedures to gather information from operators concerning the properties over which we hold stream and royalty interests, including reviewing operator reports (mostly consisting of public filings by the operators) and, in some cases, discussing mineral resource and mineral reserve estimates with operator personnel and reviewing information gained from site visits, although we do not have sufficient access to underlying technical data or the properties over which we hold stream and royalty interests to confirm mineral resource and mineral reserve estimates as reported by the operators. In general, mineral resources and mineral reserves are supported by technical studies relevant to the jurisdictions within which the operators conduct their financial disclosure, and qualified persons specified by the operators (as determined by the laws and disclosure rules in the applicable jurisdictions) have endorsed the quality of the work. Royal Gold’s agreements with its operators do not give Royal Gold access to underlying technical data sufficient to specifically confirm the opinion of the qualified persons for each mineral resource or mineral reserve or the status of the qualified persons as qualified persons under SK1300.”
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We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at (303) 573-1660, or Paul Hilton of Hogan Lovells US LLP at (303) 454-2414 or paul.hilton@hoganlovells.com, with any questions or further comments you may have.
Sincerely,
/s/ William Heissenbuttel
William Heissenbuttel
President & Chief Executive Officer
cc:     Paul Hilton, Hogan Lovells US LLP